AGREEMENT


                  THIS AGREEMENT is made and entered into as of the 10th day of December 1995, by and between Nordion International Inc. ("Nordion") and Food Technology Services, Inc. ("FTSI").

                  WHEREAS, FTSI wishes to establish a long term financing arrangement for its operations and establish alliances with third parties to assist its strategic direction; and

                  WHEREAS Nordion is willing to assist in providing continued financing to FTSI and introduce others who may be able to assist FTSI.

                  NOW, THEREFORE, the parties agree as follows:

                  1. Nordion will convert into shares of Common Stock of FTSI all of the interest named through March 31, 1996 on its loan to FTSI in the principal amount of approximately $3.8 US million.

                  2. For the term of this Agreement Nordion will convert to stock a portion of its existing loans to FTSI to ensure FTSI will maintain a net equity of at least $1,000,000 to April 30, 1996.

                  3. For the term of this Agreement, Nordion will advance as loans to FTSI sufficient cash to enable FTSI to meet its obligations as they come due and payable, all in accordance with the plan agreed by the parties.

                  4. For the term of this Agreement, the conversion price at which Nordion may convert all amounts due it, as referred to in 1, 2 and 3 above and its loan to FTSI in the principal amount of approximately $3.8 US million, into shares of Common Stock is the lesser of the market price at the time of conversion and $.80 US per share. In the event all of the indebtedness were currently converted into shares of Common Stock of FTSI, Nordion would own approximately 60% of FTSI's outstanding shares of Common Stock.

                  5. FTSI agrees not to issue any additional shares of Common Stock without Nordion's written approval during the term of this Agreement.

                  6. The term of this Agreement shall be from the date hereof until April 30, 1996.

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized officers as of the date above written.

ATTEST                                        NORDION INTERNATIONAL INC.


                                          By:

ATTEST                                        FOOD TECHNOLOGY SERVICES, INC.


                                          By: